September 27, 2018

VIA EDGAR

Re: Keystone Investors – Urban Node

Fund II, LP

Draft Offering Statement on Form 1-A

Submitted July 31, 2018

CIK No. 0001744652

Dear Ms. Martin,

The Company is in receipt of your comments dated September 24, 2018. We have the following responses.

Staff Comment:

Risk Factors

“The Limited Partners and Company agree to indemnify the General Partner…,” page 14

1. We note your risk factor in response to comment 2 and your disclosure that such costs of indemnification are unknown. Please revise your disclosure to specify whether there are any limits on the amount of the indemnification.

Company Response:

We have updated the risk factor to read as follows:

The Company agrees to indemnify the General Partner through the Limited Partnership Agreement. Individuals agree to indemnify the Company through the Subscription Agreement.

Subject to certain limitations, our Limited Partnership limits the liability of the General Partner, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to the General Partner. This indemnification, however, is limited to the assets of the Company…

1

Staff Comment:

Exhibit 2. Limited Partnership Agreement

2. Your limited partnership agreement states that your internal dispute resolution procedure does not apply to “claims of federal securities law violations.” Please revise the limited partnership agreement to clarify, if true, that no claims under the federal securities laws are subject to the internal dispute procedure or the mandatory arbitration provision and these provisions do not impact the rights of shareholders to bring claims under the federal securities laws or the rules and regulations thereunder. To this end, please also move the language that addresses the applicability of this provision to the federal securities laws to a more prominent location.

Company Response:

We have added the following language directly under 13. Internal Dispute Resolution Procedure

No claims under the federal securities laws are subject to the internal dispute procedure or the mandatory arbitration provision and these provisions do not impact the rights of Limited Partners to bring claims under the federal securities laws or the rules and regulations thereunder.

Staff Comment:

Exhibit 4 – Subscription Agreement

3. We note your response to comment 7. Please further revise the subscription agreement to remove the requirement that subscribers represent that they have “read” the offering documents or otherwise explain to us in detail why this is appropriate.

Company Response:

This line has been removed.

Thank you for time. Please inform the Company and me when the Company may request qualification.

Sincerely,

Jillian Ivey Sidoti, Esq.

Securities Counsel for the Company

2